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02005927

:HANGE COMMISSION
)C 20549

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SEC FILE NUMBER
8-476-47

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tremont Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

RECD S.E.C.
FEB 25 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Corporate Center at Rye 555 Theodore Fremd Avenue
(No. and Street)

Rye (City) NY (State) 10580 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Clayton, Financial and Operations Principal (914) 925-1140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Ernst & Young LLP

1111 Summer Street (Address) Stamford (City) CT (State) 06905 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(c)(2)*

3/15/02 S.S

AN OATH OR AFFIRMATION

I, Stephen T. Clayton, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and Supplementary Infc .ation pertaining to the firm of Tremont Securities, Inc. as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DELILAH YUKON
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2005

Signature

Financial and Operations Principal
Title

1/31/02
Notary Public

This report** contains (check all applicable boxes):

- [√] (a) Facing page
- [√] (b) Statement of Financial Condition
- [√] (c) Statement of Income
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Shareholders' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [√] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [√] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [√] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's Regulated Commodity Futures Account Consent to Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Statement of Financial Condition
Tremont Securities, Inc.
SEC No. 8-476-47
December 31, 2001 and Report of Independent Auditors
Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Tremont Securities, Inc.

Statement of Financial Condition

December 31, 2001

Contents



Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

Report of Independent Auditors

Board of Directors and Shareholder
Tremont Securities, Inc.

We have audited the accompanying statement of financial condition of Tremont Securities, Inc. (the "Company") as of December 31, 2001. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Tremont Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

January 16, 2002

Ernst & Young LLP

Tremont Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 416,941
Receivable from brokers and dealers	8,027
Private placement fees receivable, net of $5,000 allowance for bad debts	118,317
Due from Parent	429,940
Other assets	5,805
Investment, at cost	16,300
Total assets	$ 995,330
Liabilities and shareholder's equity	
Liabilities:	
Accrued expenses	$ 61,925
Income taxes payable to Parent	60,039
Total liabilities	121,964
Shareholder's equity:	
Common stock, no par value; 200 shares authorized, issued and outstanding	20,000
Additional paid-in capital	150,000
Retained earnings	703,366
Total shareholder's equity	873,366
Total liabilities and shareholder's equity	$ 995,330

See accompanying notes.

Tremont Securities, Inc.

Notes to Financial Statements

December 31, 2001

1. General Information and Significant Accounting Policies

Tremont Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, as amended. The Company is a wholly-owned subsidiary of Tremont Advisers, Inc. (the "Parent").

The Company acts as an introducing broker for security transactions initiated by its Parent and other affiliated and nonaffiliated entities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. Accordingly, customer positions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these transactions in the event of nonperformance by its customers. This exposure is reduced by the clearing broker's policy of obtaining and maintaining adequate collateral until transactions are completed.

The Company also acts as a private placement agent for two nonaffiliated limited partnerships ("Partnerships"). The Company receives a percentage of the management fee and, if applicable, a percentage of the special allocation paid by the Partnerships to the General Partners for interests introduced to the Partnerships by the Company. The Company is exposed to credit losses on these transactions in the event of adverse conditions within the investment industry.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All securities transactions, including related revenues and expenses, are recorded on a trade date basis.

The investment consists of 1,300 shares of common stock of The Nasdaq Stock Market, Inc.

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. The Company's share of combined federal and state income taxes is approximately equivalent to the total amount the Company would have recorded for such taxes had they been determined on a separate return basis without benefit of the federal graduated tax rates.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $320,687, which was $315,687 in excess of the required minimum capital of $5,000 and its ratio of aggregate indebtedness to net capital was .19 to 1.0.

In accordance with the Company's agreement for securities clearance services (the "Agreement"), the Company is required to maintain net capital equal to the greater of the amount required by Rule 15c3-1 or $150,000. In addition, the Company is required to notify the clearing broker dealer when its aggregate indebtedness ratio reaches or exceeds 10 to 1 or if the Company elects to operate under paragraph (a)(1)(ii) of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, when the Company's net capital is less than the greater of $150,000 or 5% of aggregate indebtedness computed in accordance with Rule 15c3-3. The Parent has entered into a continuing guarantee with the clearing broker dealer covering all obligations of the Company incurred and arising pursuant to the terms of the Agreement. This guarantee is limited to the difference between the net capital as computed under Rule 15c3-1 and $150,000, for so long as the Company's net capital is less than $150,000.

3. Related Party Transactions

The Company reimburses its Parent for certain management fees and compensation incurred by the Parent on behalf of the Company. For the year ended December 31, 2001, these expenses amounted to $46,148.

The Company shares facilities with its Parent. The Company pays no rent for usage of its Parent's space.

4. Contingencies

The Company has been sued by a former employee for alleged breach of contract and defamation. In a decision dated September 21, 1999, the District Court held that the claim for defamation must be arbitrated under NASD rules. Plaintiff has not commenced arbitration proceedings. By Notice of Motion dated October 18, 1999, the Company moved to dismiss the complaint in its entirety. In a decision dated January 8, 2001, the District Court dismissed five of the eight causes of action that remained, including, but not limited to, claims for breach of an express and implied employment contract. The Company's time to serve a pleading in response to the remaining causes of action has not yet expired. The Company believes that the suit is without merit; however, should the plaintiff prevail, the Company believes that it is likely that the damages will not be material to the Company's financial condition or results of operations.